Exhibit 99(h)(18)

November 1, 2017

JPMorgan Trust II

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses not incurred in the ordinary course of the Funds’ business. In addition, the Funds may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers as a Fund’s adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on such Fund’s investment in such money market funds.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust II

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMTII Fee Waiver Agreement

Page II

SCHEDULE A

FUND NAME	Class A	Class C	Class I	Class L	Class R2	Class R3	Class R4	Class R5	Class R6	Class T
JPMorgan Equity Income Fund[1]	1.04%	1.54%	0.79%		1.29%	1.04%	0.79%	0.59%	0.54%	1.04%
JPMorgan Equity Index Fund[1]	0.45%	1.20%	0.20%						0.045%
JPMorgan Intrepid Mid Cap Fund[2]	1.14%	1.64%	0.89%			1.14%	0.89%		0.64%
JPMorgan Investor Balanced Fund[1]	0.52%	1.10%	0.27%		0.90%	0.65%	0.40%	0.25%		0.52%
JPMorgan Investor Conservative Growth Fund[1]	0.52%	1.10%	0.27%		0.90%	0.65%	0.40%	0.25%		0.52%
JPMorgan Investor Growth Fund[1]	0.52%	1.10%	0.27%		0.90%	0.65%	0.40%	0.25%		0.52%
JPMorgan Investor Growth & Income Fund[1]	0.52%	1.10%	0.27%		0.90%	0.65%	0.40%	0.25%		0.52%
JPMorgan Large Cap Growth Fund[2]	0.94%	1.44%	0.69%		1.19%	0.94%	0.69%	0.54%	0.44%	0.94%
JPMorgan Large Cap Value Fund	0.93%[1]	1.44%[1]	0.69%[2]		1.19%[2]			0.54%[2]	0.44%[2]
JPMorgan Market Expansion Enhanced Index Fund[1]	0.60%	1.10%	0.35%		0.83%
JPMorgan Mid Cap Growth Fund[1]	1.24%	1.74%	0.93%		1.49%	1.24%	0.99%	0.79%	0.74%	1.24%
JPMorgan Multi-Cap Market Neutral Fund[1]	1.25%	1.75%	0.99%
JPMorgan Small Cap Growth Fund	1.24%[2]	1.74%[2]	0.99%[2]	0.85%[1]	1.49%[2]	1.24%[2]	0.99%[2]	0.84%[2]	0.74%[2]	1.24%[2]
JPMorgan Small Cap Value Fund[2]	1.24%	1.74%	0.99%		1.49%	1.24%	0.99%	0.84%	0.74%

[1]	Expense limitation is in place until at least 10/31/18.
[2]	Expense limitation is in place until at least 10/31/19.